Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

U POWET LIMITED

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 13, 2024

The undersigned shareholder of U Power Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “AGM” or the “Meeting”) and the Proxy Statement, each dated July 18, 2024, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the AGM, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on August 13, 2024 at 10:30 a.m. EST, at 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/UCAR2024, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no specification is made below and/or upon such other business as may properly come before the AGM, as set forth in the Notice of the AGM and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the AGM is appointed as proxy, this proxy will be voted FOR the proposals that:

1.	Variation of Share Capital

AS A SPECIAL RESOLUTION THAT:

the authorised share capital of the Company be varied (the “Variation of Share Capital”) by:

(a) re-designating all of the issued shares of a par value of US$0.00001 each (the “Shares”) in the capital of the Company (other than 71,250 Shares held by U Create Limited, 157,859 Shares held by U Trend Limited, 149,435 Shares held by Upincar Limited and 209,644 Shares held by Fortune Light Assets Ltd) into class A ordinary shares of US$0.00001 each (the “Class A Ordinary Shares”), each Class A Ordinary Share shall be entitled to one vote;

(b) re-designating 71,250 Shares held by U Create Limited, 157,859 Shares held by U Trend Limited, 149,435 Shares held by Upincar Limited and 209,644 Shares held by Fortune Light Assets Ltd into class B ordinary shares of US$0.00001 each (the “Class B Ordinary Shares”), each Class B Ordinary Share shall be entitled to 20 votes;

(c) re-designating 3,996,621,812 authorised but unissued Shares as Class A Ordinary Shares; and

(d) re-designating 1,000,000,000 authorised but unissued Shares as Class B Ordinary Shares,

such that immediately following the Variation of Share Capital, the authorised share capital of the Company shall be varied

FROM US$50,000 divided into 5,000,000,000 ordinary shares of par value of US$0.00001 each

TO US$50,000 divided into 3,999,411,812 Class A Ordinary Shares of a par value of US$0.00001 each, and 1,000,588,188 Class B Ordinary Shares of a par value of US$0.00001 each.

2.	Adoption of the Second Amended and Restated Memorandum and Articles of Association

AS A SPECIAL RESOLUTION THAT:

the currently effective amended and restated memorandum and articles of association be amended and restated by the deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of the Company in the form attached to the Notice of AGM as Appendix A.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received no later than 48 hours before the time for the holding of the AGM or adjourned AGM in accordance with the Articles of Association of the Company. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this

proxy card back as soon as possible.

DETACH PROXY CARD HERE
Mark, sign, date and return this proxy card promptly

using the enclosed envelope.

Votes must be indicated (x) in Black or Blue ink.

			FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	1.	Variation of Share Capital AS A SPECIAL RESOLUTION THAT: the authorised share capital of the Company be varied (the “Variation of Share Capital”) by:	☐	☐	☐

	(a)	re-designating all of the issued shares of a par value of US$0.00001 each (the “Shares”) in the capital of the Company (other than 71,250 Shares held by U Create Limited, 157,859 Shares held by U Trend Limited, 149,435 Shares held by Upincar Limited and 209,644 Shares held by Fortune Light Assets Ltd) into class A ordinary shares of US$0.00001 each (the “Class A Ordinary Shares”), each Class A Ordinary Share shall be entitled to one vote;

	(b)	re-designating 71,250 Shares held by U Create Limited, 157,859 Shares held by U Trend Limited, 149,435 Shares held by Upincar Limited and 209,644 Shares held by Fortune Light Assets Ltd into class B ordinary shares of US$0.00001 each (the “Class B Ordinary Shares”), each Class B Ordinary Share shall be entitled to 20 votes;
	(c)	re-designating 3,996,621,812 authorised but unissued Shares as Class A Ordinary Shares; and

	(d)	re-designating 1,000,000,000 authorised but unissued Shares as Class B Ordinary Shares,

such that immediately following the Variation of Share Capital, the authorised share capital of the Company shall be varied

FROM US$50,000 divided into 5,000,000,000 ordinary shares of par value of US$0.00001 each

TO US$50,000 divided into 3,999,411,812 Class A Ordinary Shares of a par value of US$0.00001 each, and 1,000,588,188 Class B Ordinary Shares of a par value of US$0.00001 each.

PROPOSAL NO. 2	2.

Adoption of the Second Amended and Restated Memorandum and Articles of Association

AS A SPECIAL RESOLUTION THAT:

the currently effective amended and restated memorandum and articles of association be amended and restated by the deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of the Company in the form attached to the Notice of AGM as Appendix A.

			FOR ☐	AGAINST ☐	ABSTAIN ☐

This proxy card must be signed by the shareholder registered in the register of members of the Company at the close of business on July 16, 2024. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity.

			☐	☐	☐
Share Owner signs here			Co-Owner signs here

Date: